UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ORCKIT COMMUNICATIONS LTD.

 (Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M7531S206

(CUSIP Number)

June 5, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Catalyst Investments II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially owned by Each Reporting Persons With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,442,944*
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,442,944*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,944*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%**
12.	Type of Reporting Person (See Instructions): PN

* Catalyst Investments II, L.P. is a limited partnership organized and existing under the laws of Israel.  The principal business of Catalyst Investments II, L.P. is to act as the sole general partner of Catalyst Private Equity Partners (Israel) II, L.P., Catalyst Private Equity Partners (Israel B) II L.P. and Catalyst Private Equity Partners (Israel C) II L.P.  The number of shares includes warrants and series B convertible notes, excisable or convertible into 773,854 ordinary shares.
**Based on 22,732,235 Ordinary Shares outstanding as of June 1, 2011

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Catalyst Private Equity Partners (Israel) II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially owned by Each Reporting Persons With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,442,944*
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,442,944*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,944*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%**
12.	Type of Reporting Person (See Instructions): PN

* Catalyst Private Equity Partners (Israel) II, L.P., is a limited partnership organized and existing under the laws of Israel.  The general partner of Catalyst Private Equity Partners (Israel) II, L.P., and of Catalyst Private Equity Partners (Israel B) II L.P. and Catalyst Private Equity Partners (Israel C) II L.P is Catalyst Investments II L.P.  The number of shares includes warrants and series B convertible notes, excisable or convertible into 773,854 ordinary shares.
**Based on 22,732,235 Ordinary Shares outstanding as of June 1, 2011

Item 1.

(a)	Name of Issuer

Orckit Communications Ltd.

(b)	Address of Issuer’s Principal Executive Offices

126 Yigal Alon Street, Tel Aviv 67443, Israel

Item 2.

(a)	Name of Person Filing

(i) Catalyst Investments II L.P.
(ii) Catalyst Private Equity Partners (Israel) II, L.P.

(b)	Address of Principal Business Office or, if none, Residence

(i)  3 Daniel Frish St., Tel-Aviv Israel 64731
(ii) 3 Daniel Frish St., Tel-Aviv Israel 64731

(c)	Citizenship

(i) Israel
(ii) Israel

(d)	Title of Class Securities

Ordinary Shares*

(e)	CUSIP Number

M7531S206

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

Item 4.       Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,442,944*

(b)	Percent of class: 6.1%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,442,944*.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,442,944*

Instruction.	For computation regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

* Catalyst Investments II, L.P. is a limited partnership organized and existing under the laws of Israel.  The principal business of Catalyst Investments II, L.P. is to act as the sole general partner of Catalyst Private Equity Partners (Israel) II, L.P., Catalyst Private Equity Partners (Israel B) II L.P. and Catalyst Private Equity Partners (Israel C) II L.P.  The number of shares includes warrants and series B convertible notes, excisable or convertible into 773,854 ordinary shares.
**Based on 22,732,235 Ordinary Shares outstanding as of June 1, 2011

Item 5.       Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Instruction:	Dissolution of a group requires a response to this item.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not applicable

Item 8.       Identification and Classification of Members of the Group

Not applicable

Item 9.       Notice of Dissolution of Group

Not applicable

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2011

Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

/s/ Edouard Cukierman and Yair Shamir
By: Edouard Cukierman and Yair Shamir

Catalyst Private Equity Partners (Israel) II, L.P.
By its General Partner, Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

/s/ Edouard Cukierman and Yair Shamir
By: Edouard Cukierman and Yair Shamir